August 12, 2008
VIA EDGAR AND FACSIMILE ((202) 772-9217)
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010
Attn: Jeffrey P. Riedler and Sonia Barros

Re:	Dendreon Corporation Registration Statement on Form S-3 (File No. 333-151573)
Ladies and Gentlemen:
     We are hereby transmitting for filing Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), marked to show changes made to the Registration Statement as originally filed by Dendreon Corporation (the “Company”) on June 11, 2008.
     Reference is made to the letter dated June 19, 2008 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement (the “June 19 Letter”), the letter dated June 26, 2008 setting forth our initial responses to the Staff’s comments, and the telephone conference of June 27, 2008 in which the Staff discussed our initial responses with Jones Day. Set forth below is our amended response to comment 2 from the June 19 Letter. For ease of reference, the Staff’s comment precedes our response below. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
2.	Please revise the cover page of the registration statement and the prospectus to reflect that this registration statement also covers the possible secondary offering of shares of common stock by Azimuth. You should provide a separate line item on the cover page of the registration statement with an appropriate footnote, and you should describe the secondary offering on the cover page of the prospectus.
     The total offering amount of the Company’s securities being registered pursuant to the Registration Statement is $300,000,000. The Company may offer and sell common stock, preferred stock, warrants or debt securities over time up to a total dollar amount of $300,000,000, which is inclusive of up to $130,000,000 in common stock that may sold to Azimuth under the Purchase Agreement. In addition, Azimuth may offer and sell up to $130,000,000 of the Company’s common stock in one or more secondary offerings, which common stock Azimuth may be obligated to purchase from the Company under the Purchase Agreement

U.S. Securities and Exchange Commission
August 12, 2008

between Azimuth and the Company entered into in connection with the Company’s equity line of credit with Azimuth.
     We have amended the cover pages of the registration statement and prospectus accordingly. We have also provided a separate line item on the cover page of the registration statement with an appropriate footnote and have described the secondary offering on the cover page of the prospectus and elsewhere in the prospectus, as appropriate.
* * * * *
     Please contact me at (206) 829-1506 or Esmé Smith ((650) 739-3929) or Jacob Tiedt ((312) 269-4357) of Jones Day if you have any further questions regarding this filing. Thank you for your attention to this matter.

Best regards,
/s/ Richard F. Hamm, Jr.
Richard F. Hamm, Jr.
Senior Vice President and General Counsel
Enclosure

cc:	Christopher M. Kelly, Esq.